INVEST IN **BLACKLIGHT**

Making it easy to access products and services offered by Black-owned businesses


BlackLight
TM
The search engine for Black-Owned businesses

joinblacklight.com Westport, CT

Highlights

1. CEO, Jay Norris, has a proven track record of leading tech start-ups to high profits and success.
2. The leadership team has the experience and skills required to manage growth and drive success.
3. BlackLight is uniquely positioned to fulfill several underserved customer needs in multiple markets.
4. BlackLight's business model is highly scalable, and features several viable revenue streams.
5. BlackLight's extension makes it easier to access products and services from Black-owned businesses.
6. TAM: 270 million online shoppers, 3 million black businesses, & $340 billion corporate DEI pledges
7. BlackLight's research shows our 120,000 Black business database is 2nd largest after the US Census
8. Starting at $4.99 per month businesses can upgrade from a free to a premium subscription.

Featured Investor

Ted Parker
Syndicate Lead

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Invested $5,000

"Dear Supporters, We are Ted and Paige Parker, Co-Presidents of Vibrant Health, an award-winning nutrition supplement brand with products available in over 8,000 stores across seven countries. It is our honor and privilege to support the launch of Blacklight, a revolutionary search engine extension designed to assist users in quickly and easily locating Black-owned businesses for all their needs. Helping others succeed in business is one of our core values, and our endorsement of Blacklight reflects our unwavering confidence in this

and our endorsement of Blacklight reflects our unwavering confidence in this product's simplistic and effective business model. Blacklight makes it effortless for anyone interested in patronizing Black-owned businesses to connect with them. The user interface is beautifully straightforward: simply download the free Blacklight extension and search as you normally would. Blacklight has already curated a nationwide database of over 120,000 Black-owned businesses and is committed to continuous expansion. The visionary members of Blacklight's executive team are not only focused on helping customers connect with these businesses, but they also support featured businesses with resources to drive healthy revenue growth, marketing, and product/service expansion. As Co-Presidents of Vibrant Health, a company featured on the Black Enterprise List of the nation's 100 largest Black-owned companies and recognized on the Forbes list of Black-owned businesses to support, we thoroughly understand the challenges that Black businesses face. We also recognize the BlackLight search engine extension's potential as an uncomplicated yet dynamic solution, which can enhance connectivity and support. We invite you to join us in supporting this incredible initiative, led by a world-class team of executives. By investing your dollars in Blacklight, you will help elevate awareness and engagement with Black-owned businesses nationwide, fostering their growth and expansion. Thank you for your support. Sincerely, Ted and Paige Parker Co-Presidents, Vibrant Health"

Our Team



Jay Norris CEO

Jay is an innovative leader who has used his creativity and imagination to uncover opportunities in today's challenging retail, real estate, and media industries. Currently CEO and founder of Guesst Software, he has over 25 years of executive experience.



Alton B Gunn COO

Alton is a seasoned executive with a track record of high performance and success that spans over 30 years. He has served in numerous C-Suite positions with successful startups, profitable small businesses, large corporations and non-profit organizations.



Pamela Moss CTO

Pam has 25 years experience building custom solutions for global firms. She has created auditing, measuring, and improvement modules, which impact cyber security, corruption prevention, intellectual property protection, and social responsibility focus.



Michele Peterson CMO

Michele is an international and domestic market automotive executive with 30 years experience designing and implementing marketing solutions, product development, strategic plans, driving new business sales growth, and managing high performing teams.

The BlackLight's search engine extension


SHOPPING
BLACK-OWNED
JUST GOT EASIER
BlackLight
A SEARCH ENGINE CONNECTING YOU TO BLACK-OWNED BUSINESSES.
•NOW AVAILABLE FOR CHROME AND EDGE. SAFARI COMING SOON!

BLACKLIGHT® IDENTIFIES, ORGANIZES, ANALYZES, AND SIMPLIFIES ACCESS TO DATA ON BLACK-OWNED BUSINESSES.

THE PROBLEM



Many Black-owned businesses lack resources to compete in a world driven by e-commerce.

An increased digital presence will enhance the growth and expansion of Black-owned businesses.

THE SOLUTION

The BlackLight® search engine connects consumers, Black-owned businesses, and corporations.

The BlackLight® ecosystem is comprised of three stakeholder segments.


BLACK-OWNED BUSINESSES
CORPORATIONS
CONSUMERS

BLACK BUSINESSES



By simplifying connectivity, we serve as a revenue-generating catalyst. Black businesses utilize us as both a tool to gain exposure and as a resource to drive sustainability.



ACCELERATES GROWTH BY INCREASING VISIBILITY.

CONSUMERS

By streamlining the search process and minimizing change




to how people normally search, we enable consumers to support black businesses and utilizing their buying power to influence positive change.
BLACKLIGHT® MAKES IT EASY TO SHOP BLACK-OWNED.


CORPORATIONS
By uniting corporations and Black businesses, we help industry leaders achieve supplier-diversity spending goals, while also exposing opportunities for open innovation partnerships, gaining access to audiences in new markets, joint ventures, and strategic alliances.
BLACKLIGHT® LINKS CORPORATIONS INTERESTED IN DEI WITH BLACK-OWNED BUSINESSES.


2024 MARKET FACTS
340 $BILLION
DEI PLEDGES FROM U.S .CORPORATIONS
270 MILLION
U.S. ONLINE SHOPPERS
3.5 MILLION
BLACK-OWNED U.S. BUSINESSES
Corporate commitments to racial justice: An update
McKinsey Institute for Black Economic Mobility 2/21/23
99 Online Shopping Statistics 2024 – Total Users, Spending
Yaguara.co 2/10/24
Facts About Small Business, Black-Ownership Statistics 2024
Small Business Administration 2/1/24

Source: McKinsey, Yaguara, SBA


BLACKLIGHT® EXTENSION
1. Search for products and services the way you always do
2. Click the BlackLight® RESULTS button
3. Black-owned businesses display in search results at the top of the page, above paid advertisers
4. Click a business and the detail panel displays everything you need to connect with the business
BLACKLIGHT® IS A FAMILIAR AND EASY TOOL FOR FINDING GOODS AND SERVICES FROM BLACK-OWNED BUSINESSES.


TECHNOLOGY STACK
BlackLight® is:
1. a data acquisition framework of publicly available information about Black-owned businesses stored in our proprietary database
2. Python based workflows for cleaning, standardizing, and deduping new business records
HOSTING & DEPLOYMENT
EXTENSION HOSTING
Chrome & Edge Web Stores
CODE REPOSITORY
GitHub
BACKEND HOSTING AND CONTAINER MANAGEMENT
docker
Azure
Docker & Azure Container Registry
USER
React JS
HTML
CSS
JS
OpenAI
BACKEND - API SERVER

3. AI and Machine-learning models for categorizing and tagging businesses
4. a browser extension that delivers search results at the top of the page



FRONTEND - BROWSER EXTENSION
Azure Cosmos DB
elastic
DATA STORAGE AND SEARCH

REVENUE MODEL

- BUSINESS OWNER SUBSCRIPTIONS
- DATA SALES
  - CURATED BUSINESS LIST
  - EMAIL LIST
- DATA ANALYTICS

MARKETING AND SALES STRATEGY



- Digital Marketing
- Social
- Local Grassroots Outreach
- Sponsorships
- Promotions
- Loyalty Program
- Traditional Media – TV, radio, print, outdoor
- Affiliate Marketing
- Multicultural Initiatives
- Customer Acquisition Pipeline

POST-FUNDING ROADMAP

BY QUARTER

1
- Data acquisition for top 25 U.S. cities with most Black-owned businesses
- Add customer service and tech support staff
- Analysis and improvement of search results
- Analysis and optimization of speed and performance
- Refine workflow for updating businesses
- Demand generation and strategic branding

2
- Develop premium subscription feature tiers
- Digital Marketing Campaign
- Community Building Campaign
- Content Creation, advertising, and social media campaign
- Automate workflow for businesses to sign-up from website
- Ongoing new business data acquisition

3
- Develop version for Safari
- Expand sales and marketing team
- Outsource ad campaign
- Expand Tech Team
- Implement improvements based on customer feedback

4
- Expand UI/UE for premium subscriptions
- Launch premium subscription campaign
- Provide verifications
- Product promotions
- Launch advertising and promotion in new regions
- Develop mobile app

5
- Expand website to highlight Black people's accomplishments in business
- Develop B2B supplier products
- Display certifications of businesses

EXECUTIVE TEAM



JAY NORRIS

An innovative leader who uses his creativity and imagination to uncover opportunities in today's challenging retail, real estate, and media industries. He's the CEO and founder of Cuesst Software. At heart, Jay is a small to medium-sized business growth executive, uncovering pain points and building software solutions. Jay brings over 25 years of experience in lifestyle and experiential marketing working with Arista Records, Sony Music, and Tastemakers Media.



ALTON GUNN

A seasoned executive with a track record of high performance and success that spans over 30 years. He has served in numerous C-Suite positions with corporations, non-profits, and in the private sector. Well respected for his unique organizational strategies, Alton excels at matching ideas, talent and resources to achieve actionable results. He is an impactful leader who serves as CEO of Craftworks - a business development and innovation management consulting firm.



PAMELA MOSS

A seasoned leader with 25+ years of experience building custom software for global consulting firms, including solutions that provide auditing, measuring, and improvement modules for their multinational clients. Her clients work with Fortune 500 corporations on improving cyber security, corruption prevention, intellectual property protection, and social responsibility throughout their supply chains.



MICHELE PETERSON

An international and domestic market automotive leader with 30+ years of sales and marketing expertise in driving brand loyalty and revenue growth. Provides a focused and integrated approach to deliver innovative strategies, digital transformation, data analytics, marketing technologies, brand building, customer loyalty, and business development. Michele has worked with Fortune 500, privately owned, and start up businesses providing meaningful marketing solutions with positive results.


INVESTMENT AND USE OF FUNDS
Blacklight LLC Projected Cash Requirements at Start Up ($000's)
30
60
10
24
Operating expenses
Start up contingency
Fixed Assets
Debt Services

$124,000 of this total funding will be raised on Wefunder. We plan to use the Wefunder funds as follows: 48% Operating expenses, 24% Debt services, 12.1% Start-up contingencies, 8% Fixed assets, 7.9% Wefunder fee.


INCOME STATEMENT CHART
Blacklight LLC Projected Profit & Loss

Revenue	Year 1	Year 2	Year 3	Year 4	Year 5
Enhanced Ranking Subscriptons	$68,116	$2,042,572	$6,709,356	$13,376,382	$29,577,960
Data Analytics Subsctiptions	$0	$252,000	$684,000	$1,044,000	$1,080,000
Data List Sales	$5,457	$252,254	$828,592	$1,651,956	$3,652,819
Total Revenue	$73,572	$2,546,826	$8,221,948	$16,072,338	$34,310,779
Expenses					
People Cost	$1,274,702	$1,705,908	$2,285,113	$2,534,619	$2,716,129
Insurance	$11,371	$13,112	$15,700	$16,827	$17,647
Marketing and Advertising	$172,400	$480,900	$864,650	$1,552,650	$2,205,400
IT	$108,121	$303,730	$771,031	$1,458,624	$3,080,945
General Admin.	$237,586	$253,306	$261,166	$269,026	$269,026
Total Expenses	$1,804,180	$2,756,956	$4,197,659	$5,831,746	$8,289,147
Earnings Before Taxes	($1,736,064)	($714,384)	$2,511,696	$7,544,636	$21,288,813
Taxes	$0	$0	$845,101	$2,150,524	$5,464,543
Net Earnings	($1,736,064)	($714,384)	$1,666,596	$5,394,112	$15,824,270

The BlackLight Projected Profit and Loss outlines potential financial performance for the first five years after securing $3,000,000 in capital. The chart projects revenue, expenses, capital investments, and net earnings from year one through five.

Please note that future projections are not guaranteed.


BlackLight®
A SEARCH ENGINE CONNECTING YOU TO BLACK-OWNED BUSINESSES.
joinblacklight.com | ask@joinblacklight.com